

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 24, 2011

By facsimile to (612) 234-4667 and U.S. Mail

Mr. Richard E. Gilbert
Chairman, President, and Secretary
Minn Shares Inc.
1624 Harmon Place, Suite 210
Minneapolis, MN 55403

Re: Minn Shares Inc.
        Registration Statement on Form 10
        Filed December 10, 2010
        File No. 0-54218

Dear Mr. Gilbert:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

If you have questions about our review of these filings, you may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director